

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp.
700 Louisiana Street, Suite 900
Houston, TX 77002

> **Re: Hennessy Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 23, 2014**
> **File No. 001-36267**

Dear Mr. Hennessy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you anticipate issuing securities in connection with the acquisition, the PIPE Investment and the Backstop Commitment. In your response letter, please provide your analysis of why your proposed issuance of stock pursuant to each of the contemplated transactions does not require registration under the Securities Act of 1933. State any exemption relied upon.

2. We note your disclosure on page 192 that "Rothstein Kass resigned as the independent registered public accounting firm for the Company on June 30, 2014 and Hennessy Capital's audit committee approved the engagement of KPMG." Please provide information required by Item 304 of Regulation S-K. Refer to Item 14(d)(9) of Schedule 14A.

3. Please mark your notice letter and proxy card as "Preliminary Copies" in accordance with Rule 14a-6(e)(1).

Frequently used terms, page 8

4. Refer to the definition of "Backstop Commitment" on page 8. Please identify the investor who agreed to purchase up to $10.0 million of your common stock in the open market or private placement in an appropriate place in the document. Also name the investor(s) in the PIPE or advise.

Questions and Answers about the Proposals for Stockholders, page 10

5. We note that "[y]ur directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person." Please confirm that you will file all soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Summary of the Proxy Statement, page 26

Organizational Structure, page 36

6. Please add the states of incorporation for each entity on the chart and revise the chart to make all text readable.

Accounting Treatment, page 40

7. We note that you will account for the transaction as a reverse acquisition since the seller of SBH will have effective control of the post combination company with a 42.4% ownership interest. As your disclosure on page 2 states that your existing stockholders will own 57.6% of the post combination company and the seller of SBH will own 42.4%, please tell us how the seller will have "effective control" of the post combination company given your statements on page 74 that the 42.4% does not take into account the issuance of convertible preferred stock under the PIPE agreement, the issuance of shares under the Backstop Commitment, and all of the warrants that remain outstanding after the exchange offers. As part of your response, please tell us how you evaluated the guidance in ASC 805-10-25-5 in identifying the accounting acquirer in this transaction.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 51

8. We note from pages 2 and 52 that the Backstop Commitment is intended to ensure sufficient funds to consummate the business combination. However, we further note from page 15 that since the investor in the Backstop Commitment may purchase shares in the open market, it is "unlikely" that you will receive the full $10 million under such commitment. Please reconcile your disclosures throughout the document to balance your

disclosure of the Backstop Commitment to indicate that you may not receive the full $10 million if the investor purchases stock in the open market.

Risk Factors, page 56

Although we expect our common stock will be listed on Nasdaq after the closing, page 75

9. Please clarify here if you anticipate you will be in compliance with the Minimum Holders Rule after completion of the business combination. If there is a continued risk after the completion of the business combination that you will not, please make a separate risk factor, with its own subheading, to discuss that risk.

10. Please also make a separate risk factor, with its own subheading, that you may be delisted prior to the closing of the Business Combination and satisfying the Nasdaq listing is a closing condition to the Purchase Agreement, unless this condition is waived by the Seller.

Unaudited Pro Forma Condensed Combined Financial Information, page 88

Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

11. We note from your disclosure in Note 1 on page 94 that 13.6% of the Cash Component of the purchase price will be payable to Phantom Plan Participants. We further note from page 219 that in connection with the business combination transaction, the phantom award plan will become an obligation of the Seller. Please tell us, and disclose how you have considered any payments that will be made under the Phantom Award Plan in connection with the Business Combination in your pro forma financial statements. In this regard, we note that your disclosure on page 232 that it is anticipated that upon consummation of the Business Combination, 13.6% of the Cash Component will be paid to Phantom Plan Participants, thereby increasing selling, general and administrative expenses in the fiscal quarter in which the closing occurs. We believe that the notes to the pro forma statements should disclose the nature and amount of this payment that will be made at the time of the business combination but indicate that the expense has not been included in the pro forma statement of operations because it is non-recurring.

Notes to Unaudited Pro forma Condensed Combined Financial Information, page 94

3. Unaudited Pro forma Condensed Combined Balance sheet Adjustments, page 95

12. Refer to adjustment (e). Please tell us how the amounts presented as APIC in the "Currently Reported" columns were determined. In this regard, the amounts do not appear to be consistent with the APIC amounts presented on the pro forma balance sheet.

13. Refer to adjustment (g). Please revise to clarify the nature of this adjustment and to explain why it is appropriate to increase cash and equity for $40 million.

14. Please revise note (h) to disclose how the adjustment was calculated or determined. Your revised disclosure should disclose the amount required to be paid, the amount of taxes and the tax rate used. Also, please revise to clearly disclose that this amount will be expensed upon consummation of the business combination but has not been included in the pro forma statement of operations because it is a non-recurring expense in accordance with Rule 11-02(b)(5) of Regulation S-X.

4. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments, page 96

15. We note that in footnote 4(b) you have included a pro forma adjustment to eliminate the $24.7 million expense relating to the Phantom Award Plan and you disclose that you believe it is an appropriate adjustment as the charge is related to the new indebtedness incurred in connection with the June 2014 June recapitalization. However, it appears that this charge is not directly affected by the business combination transaction and your pro forma financial statements include this June 2014 debt on the pro forma balance sheet and include an interest expense adjustment to assume the debt was outstanding for all periods presented. Therefore, we do not believe that this expense should be eliminated in your pro forma statement of operations. Please revise accordingly.

16. We note that adjustment 4(c) includes estimated costs of $2.25 million per year associated with your obligations as a fully reporting public company. In light of the fact that we do not believe this adjustment is factually supportable under Article 11-02(b)(6) of Regulation S-X, please revise to remove this adjustment.

17. Please revise adjustment (e) to disclose the tax rate used for the income tax benefit associated with the interest expense.

Comparative Per Share Information, page 99

18. Please explain to us how the pro forma basic and diluted earnings per share amounts were calculated or determined for the nine months ended June 28, 2014 and for the year ended September 28, 2013. In this regard, we note that the amounts are not consistent with those presented on the pro forma statements of operations on pages 92 and 93. Please advise or revise accordingly.

The Business Combination Proposal, page 107

Conditions to Closing of the Business Combination, page 109

19. For each condition to the merger that may be waived, please clarify which party may waive the condition.

20. We refer to the second to last condition on page 109. Such condition states that the sponsor will forfeit and you shall retire a number of shares held by the sponsor equal to the number of "utilization fee shares." As we note no other mention of utilization fee shares in your document, please revise to explain the nature of this forfeit and retirement of common stock held by your sponsor.

Background of the Business Combination, page 124

21. We note the disclosure that on May 22, 2014, Hennessey Capital submitted its initial non-binding indication of interest to acquire Blue Bird at a valuation of seven times twelve months' EBITDA, that the non-binding letter of intent was signed on July 6, 2014 and that on September 21, 2014 the Purchase Agreement was entered into. Please expand the discussion regarding any back and forth between the parties regarding the purchase price that was ultimately agreed upon and how the PIPE Investment and Backstop Commitment entered into the process and were ultimately decided upon as part of the transaction.

Description of Fairness Opinion of BMO Capital Markets, page 137

22. Please provide us with copies of the "board books" and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors. Please also provide us with copies of the engagement letters.

23. Please revise to expand your disclosure in this section. Revise the Selected Public Companies Analysis and Selected Precedent Transactions Analysis summaries to disclose underlying data of the selected companies and transactions and explain more clearly why the analysis supports a conclusion that this transaction is fair to the company's shareholders.

Selected Public Company Analysis, page 140

24. Please tell us whether any additional companies that fit the criteria were not used in the analysis, and, if not, why not. Similarly, please tell us whether any additional transactions that fit the selected transaction analysis were not used, and, if so, why not.

25. Please revise the table on page 142 to show the purchase price and EBIDTA for each transaction.

26. We note that three of the seven precedent transactions were announced over six years ago. Please briefly explain how these transactions are useful to this analysis in light of their age and disclose whether there is any limitation in comparability because of the passage of time.

Material U.S. Federal Income Tax Considerations for Stockholders Exercising Redemption Rights, page 150

27. Please delete the statement that the tax summary "is for general information only."

Information about Blue Bird, page 199

28. We note the first risk factor on page 58 regarding your single-source suppliers of raw materials. In this section, please identify your single-source suppliers and the materials supplied.

Blue Bird Management's Discussion and Analysis of Financial Condition and Results of Operations, page 222

Consolidated Results of Operations for the Nine Months Ended June 28, 2014 and June 29, 2013, page 231

29. We note your disclosure that the primary reason for the increase in bus sales for the nine months ended June 28, 2014 was higher unit volume due to increased demand. In addition to quantification, please ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In this regard, we note your disclosure on page 227 indicates that you are able to charge more for certain of your products and the mix of products sold in any fiscal period can directly impact revenues for the period. In addition to indicating the product line that accounts for the decrease or increase in sales, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-K.

30. Please revise to discuss and analyze net sales and cost of goods sold (rather than gross profit) separately for each segment. Because gross profit is impacted by both net sales and cost of goods sold, we believe a separate discussion of cost of goods sold results is appropriate. In this regard, please identify and quantify each factor that is responsible for the change in cost of goods sold or gross profit in each period such as labor costs, material costs, volume changes, etc.

Consolidated Results of Operations for the Years Ended September 28, 2013, September 29, 2012 and October 1, 2011, page 234

Fiscal Year Ended September 28, 2013 Compared to Fiscal Year Ended September 29, 2012, page 235

31. We note your disclosure that the reduction in other income (expense) in 2013 compared to 2012 was primarily due to a $1.0 million reduction in management severance and a $.8 million reduction related to plant closure. Please explain to us why you believe these costs are appropriately presented as non-operating costs on the income statement. In this regard, we also note from your Adjusted EBITDA reconciliation on page 236 that restructuring costs in 2012 and 2013 include expenses related to discontinued operations from the sale of a business, management severance costs, a fiscal 2010 plant closure, certain plant assets and a write-down on a note outstanding to a former related party for furniture and fixtures in the Ohio facility. Please explain to us how you have classified these "restructuring costs" incurred in 2011, 2012 and 2013 on the face of your income statements. Additionally, please tell us the nature of all amounts presented in other income (expense) for 2012 and 2013.

Adjusted EBITDA, page 236

32. We note from footnote (c) that you changed the way in which vacation pay and holiday bonuses were accrued from expensing annually to accruing throughout the year. Please tell us the reasons for and nature of the change including when such policy change was implemented, the effect on your financial statements of such change and the disclosures required by ASC 250-10-50 paragraphs 1 through 3.

Fiscal Year Ended September 29, 2012 Compared to Fiscal Year Ended October 1, 2011, page 236

33. We note from your disclosure that the decrease in other expense from 2011 to 2012 was primarily because Blue Bird recognized expenses of $2.7 million related to non-recurring write-off of inventories purchased in fiscal 2011. Please note that we believe that inventory write-offs should usually be included in cost of goods sold. Please revise or alternatively, please tell us why you believe your presentation of this expense as a non-operating expense is appropriate.

Beneficial Ownership of Securities, page 271

34. Please identify the natural persons with voting and investment power over the shares held by Davidson Kempner Capital Management LLC.

Financial Statements, page F-1

Unaudited Interim Financial Statements of School Bus Holdings, Inc. for the Nine Months
Ended June 28, 2014

Note 7. Debt, page F-35

35. We note from your disclosure in the Liquidity section of MD&A on page 240 that the
Credit Agreement entered into in June 2014 contains negative and affirmative covenants,
including a restriction on your ability to pay dividends. Please revise the notes to the
financial statements to disclose the nature of these covenants and restrictions. See
guidance in Rule 4-08(e) of Regulation S-X.

School Bus Holdings, Inc. and Subsidiaries September 28, 2013 Audited Financial Statements,
page F-41

Notes to Consolidated Financial Statements, page F-46

Nature of Business and Summary of Significant Accounting Policies, page F-46

Goodwill and Intangible Assets, page F-49

36. We note from page F-50 that your customer relationships are amortized over a 20 year
estimated useful life. Please tell us how you determined that 20 years represents the
appropriate useful lives for such assets. Your response should address whether you have
any long-term contracts with your customers and identify the historic length of your
customer relationships.

Restatement and Revisions to Consolidated Financial Statements, page F-53

37. We note that you have restated your financial statements to both correct errors and
reclassify amounts. Please provide us with further details regarding the nature of and
reasons for the error corrections and reclassifications. Your response should include the
disclosures required by ASC 250-10-50 to the extent material. In this regard, we note
that you state that the restatement to the fiscal 2012 cash flow statement was considered
material. Any financial statements that have been restated should be clearly labeled as
"restated."

8. Other Intangible Assets, page F-56

38. We note from your disclosure in Note 8 that your non-amortized intangible assets consist
of the Blue Bird and Micro Bird trademarks and trade names. In light of the fact that
Micro Bird appears to be a 50% owned joint venture accounted for under the equity
method of accounting, please explain to us why you believe it is appropriate to capitalize

the tradename or trademark related to this entity as an intangible asset on your balance sheet. Also, please tell us how much of this intangible relates to Micro Bird and how much to Blue Bird trade names/trademarks.

11. Benefit Plans, page F-59

39. Please tell us, and revise to disclose, the nature of the "assumption changes" in the table on page F-60.

17. Equity Investment in Affiliate, page F-72

40. Given the income recorded from Micro Bird during 2012 and 2011 in relation to your pre-tax net losses in such years, please provide us with your analysis of the significance of your investment in Micro Bird for each year presented in your financial statements with regards to Article 3-09 of Regulation S-X.

Appendix B

Fairness Opinion of BMO Capital Markets

41. Please remove the statement that your opinion may not be relied upon by any other person.

Form 8-K filed August 13, 2014

42. We note that Hennessy was required to submit a plan to the NASDAQ to maintain compliance keep its listing by September 22, 2014. Please update us on the status of your plan given the continued listing of your stock on NASDAQ is a condition to the business combination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Michael P. Heinz, Esq.